Annual Report
May 9, 2018

Topscore LLC (formerly
Flickswitch LLC DBA Topscore)

957 Flemington St.
Pittsburgh, PA 15217
www.usetopscore.com



THE COMPANY AND ITS BUSINESS

The company's business

TopScore LLC ("TopScore," "the company," "we," or "us") is a Limited Liability Company (LLC) originally organized on January 1, 2011 under the laws of Pennsylvania under the name Flickswitch, LLC. On January 18, 2018, the Company redomiciled in the State of Delaware under its current name. The company was organized to provide a software as a service ("SaaS") cloud-based IT infrastructure solution for sports organizations. We provide organizations the ability to build highly customizable websites adapted to the world of sports. The software can set up registration systems with custom data and online fee collection, manage member accounts, manage events and leagues with scheduling and attendance tracking, handle marketing and communication with participants, and sell products through a store. We provide participants of sports activities the ability to register and pay to enroll into a club or event, provide the required data to find and get all the necessary information needed to follow and/or provide live results for events, and buy gear directly from their sports club.

The Company formed a wholly owned French subsidiary, FlickSwitch Europe SAS, in 2016.

The company, having sold Crowd Notes pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at http://usetopscore.com/ar.

The company currently has 10 employees.

THE TEAM

Officers, members, and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Full time with the Company?
Officers:				
David Vatz	CFO	32	Jan 1, 2015; Indefinite	Yes
Christian Jennewein	CEO	39	Mar 1, 2017; Indefinite	Yes
Vivek Devaraj	COO	31	Oct 1, 2015; Indefinite	Yes
Board Members:				
Jeremy Kauffman	Member	33	Jan 1, 2011; Indefinite	
Alex Grintsvayg	Member	30	Jan 1, 2011; Indefinite	
David Vatz	Member	32	Jan 1, 2015; Indefinite	
Christian Jennewein	President	39	Mar 1, 2017; Indefinite	
Darren Shultz	Member	36	Apr 25, 2017; Indefinite	
Vivek Devaraj	Member	31	Jan 1, 2016; Indefinite	

Christian Jennewein

Christian Jennewein is TopScore's CEO. Christian Jennewein was previously the Head of Engineering at European unicorn BlaBlaCar in Paris. While at BlaBlaCar, Christian was responsible for scaling the overall engineering team & culture, a growing group of 100 engineers, testers, coaches and managers mainly located in Paris and Warsaw. Previously he worked for Symfony editor SensioLabs, French Google Maps competitor Mappy and as an early employee at Criteo. He has a German diploma in Computer Science, studied in Australia and is currently enrolled in an executive MBA program in Paris. A sports enthusiast, he participated in several World and European championships with the German National Ultimate Frisbee team and finished many Ttriathlons up to the half-Ironman distance.

David Vatz

David Vatz is TopScore's CFO. He joined the company in December 2014. David heads up all aspects of sales and finance for the company. Prior to joining TopScore, David was a Vice President at BNY Mellon in charge of Multicurrency Payments and Foreign Exchange products with over $50mm per year of revenue. David holds a B.S. degree in Marketing from the University of Pittsburgh. David is also the captain of the Pittsburgh Thunderbirds, a semi-pro Ultimate Frisbee team in Pittsburgh, PA.

Vivek Devaraj

Vivek Devaraj is TopScore's COO. Vivek joined TopScore in November 2015 and oversees the product, customer, and operations functions at the company. Vivek is also on the Board of Directors for the nonprofit Community for Pittsburgh Ultimate, and served as its President for 3 years. Prior to joining TopScore, Vivek was a Vice President of Portfolio Strategy & Analytics at PNC Financial Services Group. Vivek holds a B.S. in Computational Finance from Carnegie Mellon University.

Related Party Transactions

During 2017 and 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $7,501 and $11,101, respectively. In addition, 646,348 Class B – Profits Interest units were issued to two related parties for services performed.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed. Additionally, we are about to change CEOs, which may result in diversion of management resources during the handover period.

- **We will need more people to join our company.** There are no guarantees that the networks and the connections we have developed over the past few years will enable us to find the right people to bring onto our team. While we expect to be able to offer competitive employment benefits with this round of funding, we may not be able to offer competitive enough benefits and salaries that are needed to attract qualified employees.

- **The company may need more money.** The company may need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **The company has realized significant operating losses to date and expects to incur losses in the future.** The company has operated at a loss since inception, and these losses are likely to continue. TopScore's net loss for 2017 was $176,351, its net loss for 2016 was $71,391, and its net loss for 2015 was $9,757. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

- **The company depends on revenue from its software service.** We have a limited service range. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's better than the competition's product, and the company has priced the product at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the sports industry as a whole, and particularly vulnerable to any developments that affect the sports platforms with which it does business.

- **The company is controlled by its officers and directors.** Jeremy Kauffman and David Vatz currently hold the majority of the company's voting securities, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in this offering will not have the ability to control actions by the company.

- **The trends that we are anticipating in the sports industry may not happen.** The sports industry may decrease in size. Customer spending in our market may not grow as quickly as anticipated. We may not be able to adapt to changes in the industry as quickly as we anticipate.

- **Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk.** The company uses third party social media platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

- **We rely on certain technology and intellectual property.** We have built our own proprietary software and would not be able to operate as anticipated without those intellectual property rights and technology.

- **We have a number of competitors more established than we are.** There are other companies providing products similar to ours. Some of these companies are larger established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing customers to purchase them faster.

- **We have outstanding loans.** We have revolving credit card debt and currently owe $8,053 as of from an equity transfer early in the company's lifecycle to Alex Grintsvayg. The original amount of the equity transfer debt was $14,400 and is currently being paid out in monthly instalments of $1,200. Payment of these installments will reduce the cash available for our operations.

- **In order for the Crowd Notes to convert into equity in the company, the company will have to be restructured.** If the Crowd Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of April 30, 2018 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Membership Interests		
David Vatz*	587,979 Units	23.95%
Jeremy Kauffman	450,000 Units	21.00%

The company is currently organized as an LLC. The company will have to be restructured into a C-Corporation, in order to issue the Preferred Stock into which the Crowd Notes are convertible. The Crowd Notes may convert into shares that have fewer rights than currently issued securities.

DESCRIPTION OF CLASSES OF SECURITIES OF THE COMPANY

Membership Units

On January 18, 2018, the Company reorganized as a Delaware LLC. As a part of that reorganization, the Company increased the authorized units to 3,000,000 and created three classes of units; Class A, Class B and Class B – Profits Interests.

There were 264,900 authorized units designated in the Class A, which represent an interest in the Company. Class A unit holders will be entitled to certain distributions and shall represent 8.83% of the Company at all times and will not be subject to any dilution upon the issuance of new units without the unanimous consent of the Class A Unit Holders.

There were 2,735,100 authorized units designated in the Class B, which represent an interest in the Company. Class B unit holders will be entitled to certain distributions. If any Class B units are issued as profits interests, it is intended that each such unit is to be treated as a "profits interest" for U.S. federal income tax purposes in that, at the time of issuance of the Class B units, such units have no value. Class B – Profits Interest shall be admitted to the Class B unit holders upon the execution of an originally countersigned counterpart of such profits interest member instrument and upon the satisfaction of any conditions set forth therein.

Subsequent to year end, there were an additional 646,348 Class B – Profits Interest units issued to two related parties for services performed. Additionally, there were 873,173 options issued under a 2018 equity incentive plan. The options vest over periods of one to four years and have an exercise price of $.01 per unit.

Distribution Rights

The company may, in its discretion, distribute net cash flow to the members from time to time. If the company makes distributions, the company's net profits or net losses shall be determined on an annual basis and shall be allocated to the members in proportion to each member's relative capital interest in the company.

Voting Rights

All decisions relating to the management and operation of the Company will be made and executed by a Majority in Interest of the Members.

Right to Receive Liquidation Distributions

Following the completion of winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) payment and discharge of the expenses of liquidation and of all the company's debts and liabilities to persons or organizations other than Members. (ii) payment and discharge of any company debts and liabilities owed to Members, (iii) payment to Members in the amount of their respective adjusted Capital Account balances on the date of distribution provided that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member.

SAFE Agreements

From inception through December 31, 2017, the Company granted employees and consultants incentives under SAFE agreements. The SAFE agreements entitled holders to convert the SAFE Agreements into the Company preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is whichever provides for a greater number of shares of preferred stock between: A) the purchase amount divided by the price per share determined by a pre-money valuation of $5,875,000 on the Company's then outstanding capitalization (as further defined in the agreements); B) the purchase amount divided by the price per share determined by the product of the pricing used in the triggering preferred stock financing event and 90% if conversion occurs in months 0-6 after the issuance, 85% if conversion occurs in months 7-24 after issuance, or 80% if conversion occurs in months 25 or greater after issuance.

In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either:
A) the cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization.

The SAFE agreements provided holders with various additional protections, including preferences over unitholders in a dissolution event and anti-dilution protections entitling the converted shares from the SAFE agreements to receive additional shares to maintain their set percentage ownership prior to additional share issuances.

Through December 31, 2016, employees and consultants have received incentives in the form of SAFE agreements with such agreements providing face amounts totaling $678,981, of which $387,191 had vested as of December 31, 2016, $228,180 will vest in 2017 and $63,610 will vest in 2018. SAFE-based compensation commitments at present accrue at $16,090 per month, and vest one year from each grant date. Further, the CFO receives a 5% SAFE-based commission on sales from account managers and sales representatives under his oversight. Since no equity financing is foreseeable, no preferred unit class has been established at present, it is not likely a liquidation or dissolution event will occur at present, the Company has not committed to pay such compensation absent a qualified equity financing or other trigger defend in the agreements, and any value to the SAFE agreements is contingent upon such future events which are outside the SAFE holders' control, no liability or expense has been recorded through December 31, 2016 or 2017 as the agreements are of trivial value under the aforementioned circumstances. Subsequent to the year ended December 31, 2017, all SAFE agreements were terminated.

Convertible Promissory Notes

In June 2016, the Company issued a $15,600 principal convertible note payable to an investor. The convertible note payable bears interest at 5% and matures in June 2021. No principal or interest payments are due prior to maturity.

In January 2017, the Company issued an additional $1,069 to the above mentioned investor. Accrued interest as of December 31, 2017 and 2016 are $1,650 and $408, respectively. Also in 2017, a $8,000 non-interest bearing convertible note was issued. Lastly, a $195,090 convertible note was issued. This had a debt discount of $27,901 and is being amortized over the life of note (5 years). The following is a payment schedule of the long-term debt:

Year	Amount
2018	$ 38,834
2019	38,834
2020	38,834
2021	37,276
2022	23,670
	$ 177,448

The convertible note payable's principal and then accrued and unpaid interest is optionally convertible into the Company's membership units upon a qualified equity financing of at least $500,000, a sale of the Company, or other significant transaction events (each as further defined in the agreement) at a price per share equal to 70%-95% of the price per share paid by the investors in the triggering financing event.

Crowd Notes

We issued $185,700 in Crowd Notes in a crowdfunding campaign under Regulation CF and Regulation D. $9,285 in Crowd Notes were additionally issued to SI Securities, LLC as compensation for acting as intermediary for the offering

The Crowd Notes will convert in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- At a discount of 15% to the price in the qualified equity financing, subject to a $3.5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

Non-Major Investors will have fewer rights than Major Investors, including more limited information rights.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Membership Units.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our reviewed financial statements can be found in Exhibit B to this Form C-AR. These financial statements have not been audited.

Financial Condition

The Company has incurred losses from inception of approximately $226,661 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Results of Operations

We sustained net losses of $176,351 for the period ended December 31, 2017.

For the period January 1, 2017 through December 31, 2017, our net revenue was approximately $600,544 and our gross margin was approximately $360,855. After subtracting total operating expenses of $492,442, which includes compensation and benefits, research and development, sales and marketing, and administration, our net loss was approximately $176,351.

Liquidity and Capital Resources

As of April 2, 2018, we had $75,799 in cash. Our total monthly operating expenses averaged approximately $41,037 for 2017.

Indebtedness

We have a credit card with a $30,000 credit line. The revolving credit balances are 6% of annual revenue. We also owe $7,501 as of December 31, 2017 to Alex Grintsvayg as a result of buying back equity from him. That debt is paid monthly at $1,200. We have issued $15,600 of a convertible note to Christian Jennewein at favourable terms to the company at a $6mm cap and 5% interest. In January 2017, the Company issued an additional $1,069 to him. Accrued interest as of December 31, 2017 and 2016 are $1,650 and $408, respectively.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On October 1, 2015, we granted 2,500 Membership Units to Aaron Watson in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On November 1, 2015, we granted 10,000 Membership Units to Vivek Devaraj in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On June 1, 2016, we granted 25,000 Membership Units to Vincenzo Vitiello in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On December 1, 2016, we granted 5,000 Membership Units to Mike Pedersen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On August 1, 2017, we issued $185,700 in Crowd Notes in a crowdfunding campaign under Regulation CF and Regulation D. Proceeds from the offering were used to hire new developers and salespeople. $9,285 in Crowd Notes were additionally issued on August 1, 2017 to SI Securities, LLC as compensation for acting as intermediary for the offering.

- On August 16, 2017, we issued a $8,000 non-interest bearing convertible note in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 18, 2018:

  - 41,392 shares of Jeremy Kauffman's stock was converted to Class A Units

  - 48,630 shares of Alex Grintsvayg's stock was converted to Class A Units

  - David Vatz was issued 387,979 Class B – Profits Interests

  - Christian Jennewein was issued 258,369 Class B – Profits Interests

  - Aaron Watson was issued 5,589 options at a $0.01 strike price. These options are fully vested

  - Alex Grintsvayg was issued 79,773 options at a $0.01 strike price. These options are fully vested

  - Ben Zebrasky was issued 10,000 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 10/01/2017

  - Bernhard Jennewein was issued 16,178 options at a $0.01 strike price. These options are fully vested

  - Christian Jennewein was issued 8,737 options at a $0.01 strike price. These will vest over 12 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

  - Christian Jennewein was issued 15,000 options at a $0.01 strike price. These will vest over 36 month(s) with a 1 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2018

  - David Vatz was issued 20,000 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Jack Brennan was issued 10,000 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 09/25/2017

- Jeremy Kauffman was issued 83,267 options at a $0.01 strike price. These options are fully vested

- Liam Rosen was issued 62,167 options at a $0.01 strike price. These will vest over 12 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Liam Rosen was issued 123,575 options at a $0.01 strike price. These will vest over 36 month(s) with a 1 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2018

- Marguerite Roth was issued 3,886 options at a $0.01 strike price. These options are fully vested

- Michael Resnick was issued 4,606 options at a $0.01 strike price. These options are fully vested

- Mike Pedersen was issued 16,329 options at a $0.01 strike price. These will vest over 12 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Mike Pedersen was issued 41,756 options at a $0.01 strike price. These will vest over 36 month(s) with a 1 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2018

- Patrick Dunton was issued 15,000 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 11/01/2017

- Patrick Parris was issued 2,275 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Robb Prescott was issued 21,009 options at a $0.01 strike price. These options are fully vested

- Vincenzo Vitiello was issued 39,963 options at a $0.01 strike price. These will vest over 12 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Vincenzo Vitiello was issued 97,467 options at a $0.01 strike price. These will vest over 36 month(s) with a 1 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2018

- Vinny McCrink was issued 3,550 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Vivek Devaraj was issued 50,043 options at a $0.01 strike price. These will vest over 12 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2017

- Vivek Devaraj was issued 123,003 options at a $0.01 strike price. These will vest over 36 month(s) with a 1 month(s) cliff and after that will vest every 1 month(s) starting on 06/01/2018

- Wojtek Wiktorowicz was issued 20,000 options at a $0.01 strike price. These will vest over 48 month(s) with a 12 month(s) cliff and after that will vest every 1 month(s) starting on 10/01/2017

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Compliance failure

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202. However, the company is 9 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christian Jennewein
_____
(Signature)

Christian Jennewein
_____
(Issuer)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christian Jennewein
_____
(Signature)

Christian Jennewein
_____
(Name)

CEO
_____
(Title)

May 9, 2018
_____
(Date)

/s/ David Vatz
_____
(Signature)

David Vatz
_____
(Name)

CFO
_____
(Title)

May 9, 2018
_____
(Date)

/s/   Jeremy Kauffman
_____
(Signature)

Jeremy Kauffman
_____
(Name)

Director
_____
(Title)

May 9, 2018
_____
(Date)

/s/   Vivek Devarai
_____
(Signature)

Vivek Devarai
_____
(Name)

COO
_____
(Title)

May 9, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



TopScore
957 Flemington St.
Pittsburgh, PA 15217
1-276-460-5571
www.usetopscore.com

5/9/2018

Re: Certification for Form C-AR

To Whom It May Concern:

I, David Vatz, certify that the financial statements of TopScore LLC (fka Flickswitch LLC) included in this Form are true and complete in all material respects.

Very truly yours,

David Vatz, CFO
FLICKSWITCH, LLC (DBA TOPSCORE)

TopScore, LLC
(fka FlickSwitch, LLC)
A Delaware Limited Liability Company

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

TABLE OF CONTENTS

As of December 31, 2017 and 2016, and for the years then ended



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
TopScore, LLC
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of TopScore, LLC (fka FlickSwitch LLC) (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2017 and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, TopScore, LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about TopScore, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 4, 2018



To the Members of
FlickSwitch, LLC
Pittsburgh, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of FlickSwitch, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in unitholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TopScore, LLC

(fka FlickSwitch, LLC)
Consolidated Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets		
Cash	$ 106,910	$ 14,620
Merchant processing receivable	-	39,152
Deposits	440	440
Total Current Assets	107,350	54,212
Total Assets	$ 107,350	$ 54,212

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2017	December 31, 2016
Current Liabilities		
Accounts payable and accrued liabilities	$ 40,522	$ 41,955
Merchant processing payable	35,103	-
Due to member	7,501	11,101
Convertible notes payable, net	16,722	-
Total Current Liabilities	99,848	53,056
Non-Current Liabilities		
Convertible notes payable, net	177,448	15,600
Total Non-Current Liabilities	177,448	15,600
Total Liabilities	277,296	68,656
Commitments & Contingencies	-	-
Members' Equity		
Members' Capital	56,715	35,866
Accumulated deficit	(226,661)	(50,310)
Total Members' Equity	(169,946)	(14,444)
Total Liabilities & Members' Equity	$ 107,350	$ 54,212

4

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

TopScore, LLC
(fka FlickSwitch, LLC)
Consolidated Statements of Operations
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Revenue		
Revenues, net	$ 600,544	$ 384,321
Cost of net revenues	(239,689)	(98,613)
Gross Margin	360,855	285,708
Expenses		
General and administrative	139,785	49,243
Compensation and benefits	280,643	220,016
Sales and marketing	56,788	72,535
Research and development	15,226	13,853
Total operating expenses	492,442	355,647
Net loss from operations	(131,587)	(69,939)
Other income (expense)		
Interest income	78	-
Interest expense	(4,548)	(1,452)
Loss on receivable	(40,294)	-
Financing fees	-	-
Total other income (expense)	(44,764)	(1,452)
Net Loss	$ (176,351)	$ (71,391)

TopScore, LLC
(fka FlickSwitch, LLC)
Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(unaudited)

	Members' Capital		Retained Earnings (Accumulated Deficit)	Total Members' Equity
	Units	Amount		
Balance at December 31, 2015	**964,500**	**$ (14,270)**	**$ 21,081**	**$ 6,811**
Issuance of units	30,000	-		-
Equity-based compensation costs	-	50,136		50,136
Net loss	-	-	(71,391)	(71,391)
Balance December 31, 2016	**994,500**	**35,866**	**(50,310)**	**(14,444)**
Equity-based compensation costs	30,000	20,849		20,849
Net loss	-	-	(176,351)	(176,351)
Balance December 31, 2017	**1,024,500**	**$ 56,715**	**$ (226,661)**	**$ (169,946)**

6

TopScore, LLC
(fka FlickSwitch, LLC)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Cash flows from operating activities		
Net loss	$ (176,351)	$ (71,391)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Equity-based compensation	20,849	50,136
Amortization expense	2,325	
Change in assets and liabilities		
Change in merchant processing receivables and payables	74,255	(115,154)
Change in deposits	-	(440)
Change in payables and accrued expenses	(1,433)	27,933
Net cash used by operating activities	(80,355)	(108,916)
Net cash used by investing activities	-	-
Cash flows from financing activities		
Repayment of member loan	(3,600)	(5,800)
Proceeds from convertible notes	176,245	15,600
Net cash provided by financing activities	172,645	9,800
Net increase in cash	92,290	(99,116)
Cash at beginning of period	14,620	113,736
Cash at end of period	$ 106,910	$ 14,620
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TopScore, LLC (fka FlickSwitch, LLC) is a limited liability company organized January 1, 2011 under the laws of Pennsylvania. In January of 2018, the Company redomiciled to the State of Delaware. Their French subsidiary, FlickSwitch Europe SAS was formed in 2016. The Company operates an events management platform for sports organizations. It facilitates events, registrations, and payment processing.

Basis of Presentation

The accompanying consolidated financial statements of TopScore, LLC and its wholly owned subsidiary, FlickSwitch Europe SAS (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

TopScore's functional currency is in United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is in Euros, and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,417 and $3,674 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, efforts to raise capital, and the beginning of sales in 2017. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000.

Merchant Processing Receivables and Payables

The Company provides credit card processing functionality on its platform, which results in timing related accruals, which the Company recognizes on a net basis. When the Company forwards payments ahead of funding, the Company recognizes a receivable. If the Company receives funds before remitting payment to the merchant, a payable exists. As of December 31, 2017 and 2016, the Company recognized a $35,103 payable and $39,152 receivable, respectively, related to merchant processing services.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Pennsylvania state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTIES

During 2017 and 2016, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $7,501 and $11,101, respectively.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $226,661 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTE PAYABLE

In June 2016, the Company issued a $15,600 principal convertible note payable to an investor. The convertible note payable bears interest at 5% and matures in June 2021. No principal or interest payments are due prior to maturity.

In January 2017, the Company issued an additional $1,069 to the above mentioned investor. Accrued interest as of December 31, 2017 and 2016 are $1,650 and $408, respectively. Also in 2017, a $8,000 non-interest bearing convertible note was issued. Lastly, a $195,090 convertible note was issued. This had a debt discount of $27,901 and is being amortized over the life of note (5 years). The following is a payment schedule of the long-term debt:

Year	Amount
2018	$ 38,834
2019	38,834
2020	38,834
2021	37,276
2022	23,670
	$177,448

The convertible note payable's principal and then accrued and unpaid interest is optionally convertible into the Company's membership units upon a qualified equity financing of at least $500,000, a sale of the Company, or other significant transaction events (each as further defined in the agreement) at a price per share equal to 70%-95% of the price per share paid by the investors in the triggering financing event. The applicable rates for the conversion calculation are as follows:

- Year 1:   95%
- Year 2:   90%
- Year 3:   85%
- Year 4:   80%
- Year 5:   75%
- Thereafter: 70%

The Company determined that this note contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the conversion discounts. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, will be recognized if an upon consummation of a conversion triggering event, which has not occurred as of December 31, 2017.

NOTE 5 – MEMBERS' EQUITY

The Company has authorized the issuance of 3,000,000 units of two classes of membership units. There are 264,900 Class A units authorized and 2,735,100 Class B Units. Such units carry one equal vote with respect to all member actions and entitle the holder to a pro rata portion of profits & losses. See note 6 for additional discussion.

On an annual basis, the Company determines distributions to each unit holder. Distributions are derived from available funds after profits and losses and after provision for all expenses and liabilities. Outside of this distribution process, no member holds rights to return of capital.

Equity Activity

Upon inception, the Company issued 1,000,000 units to the Company's CEO and CTO, all of which vested prior to 2014. On January 1, 2012, the Company repurchased 250,000 units from the CTO in exchange for a loan to be repaid as the Company is able and with no set terms. The loan remains outstanding as of December 31, 2017 and 2016, as discussed in Note 2.

During 2015, the Company issued 200,000 restricted units to the CFO and 26,000 units to consultants and employees. 2,500 of these units vested in 2015, 48,500 vested in 2016, and the remainder will vest from 2017-2019.

In 2016, the Company issued 30,000 units to employees and consultants. All of these units vest in 2018 and 2019.

In 2017, the Company authorized 30,000 units in exchange for a platform/application. Total equity-based compensation expense related to these issuances was $50,136 in 2016 and $20,849 in 2017.

As of December 31, 2017 and 2016, 1,024,500 and 994,500 units were issued and outstanding, respectively. Of these units, 859,500 and 789,500 had fully vested as of December 31, 2017 and 2016, respectively. The following is a schedule of unit vesting activities to date and vesting schedules for future vesting applicable to membership unit grants not fully vested:

Unvested units, 12/31/2015	223,500
Restricted units issued in 2016	30,000
Units vested during 2016	(48,500)
Unvested units, 12/31/2016	205,000
Restricted units issued in 2017	-
Units vested during 2017	(70,000)
Unvested units, 12/31/2017	135,000
Remaining unvested units will vest as follows:	
2018	97,500
2019	67,500
2020	-
Total unvested shares	165,000

The Company has not approved or established an employee stock plan. All membership unit issuances since inception have occurred outside any such plan. Such issuances may draw the scrutiny of taxation authorities and may result in future liabilities, which are neither quantifiable nor predictable as of the issuance of these financial statements.

SAFE Agreements

From inception through December 31, 2017, the Company granted employees and consultants incentives under SAFE agreements. The SAFE agreements entitled holders to convert the SAFE Agreements into the Company preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is whichever provides for a greater number of shares of preferred stock between: A) the purchase amount divided by the price per share determined by a pre-money valuation of $5,875,000 on the Company's then outstanding capitalization (as further defined in the agreements); B) the purchase amount divided by the price per share determined by the product of the pricing used in the triggering preferred stock financing event and 90% if conversion occurs in months 0-6 after the issuance, 85% if conversion occurs in months 7-24 after issuance, or 80% if conversion occurs in months 25 or greater after issuance.

In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either: A) the cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization.

The SAFE agreements provided holders with various additional protections, including preferences over unitholders in a dissolution event and anti-dilution protections entitling the converted shares from the SAFE agreements to receive additional shares to maintain their set percentage ownership prior to additional share issuances.

Through December 31, 2016, employees and consultants have received incentives in the form of SAFE agreements with such agreements providing face amounts totaling $678,981, of which $387,191 had vested as of December 31, 2016, $228,180 will vest in 2017 and $63,610 will vest in 2018. SAFE-based compensation commitments at present accrue at $16,090 per month, and vest one year from each grant date. Further, the CFO receives a 5% SAFE-based commission on sales from account managers and sales representatives under his oversight. Since no equity financing is foreseeable, no preferred unit class has been established at present, it is not likely a liquidation or dissolution event will occur at present, the Company has not committed to pay such compensation absent a qualified equity financing or other trigger defend in the agreements, and any value to the SAFE agreements is contingent upon such future events which are outside the SAFE holders' control, no liability or expense has been recorded through December 31, 2016 or 2017 as the agreements are of trivial value under the aforementioned circumstances. Subsequent to the year ended December 31, 2017, all SAFE agreements were terminated.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated evens from December 31, 2017 through May 4, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events.

On January 18, 2018, the Company reorganized as a Delaware LLC. As a part of that reorganization, the Company increased the authorized units to 3,000,000 and created three classes of units; Class A, Class B and Class B – Profits

Interests.

There were 264,900 authorized units designated in the Class A, which represent an interest in the Company. Class A unit holders will be entitled to certain distributions and shall represent 8.83% of the Company at all times and will not be subject to any dilution upon the issuance of new units without the unanimous consent of the Class A Unit Holders.

There were 2,735,100 authorized units designated in the Class B, which represent an interest in the Company. Class B unit holders will be entitled to certain distributions. If any Class B units are issued as profits interests, it is intended that each such unit is to be treated as a "profits interest" for U.S. federal income tax purposes in that, at the time of issuance of the Class B units, such units have no value. Class B – Profits Interest shall be admitted to the Class B unit holders upon the execution of an originally countersigned counterpart of such profits interest member instrument and upon the satisfaction of any conditions set forth therein.

Subsequent to year end, there were an additional 646,348 Class B – Profits Interest units issued to two related parties for services performed. Additionally, there were 873,173 options issued under a 2018 equity incentive plan. The options vest over periods of one to four years and have an exercise price of $.01 per unit.